FORM 11-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from_______________to_________________

                          COMMISSION FILE NUMBER 1-7910


A.     Full Title of the Plan

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN


B.     Exact Name of Issuer of the Securities held pursuant to the Plan

                                TOSCO CORPORATION

               NEVADA                                      95-1865716
   (State or other jurisdiction of                      (I.R.S. Employer
   incorporation or organization)                      Identification No.)

       72 CUMMINGS POINT ROAD
        STAMFORD, CONNECTICUT                                 06902
(Address of principal executive offices)                   (Zip Code)

       Registrant's telephone number, including area code: (203) 977-1000


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing
requirements for the past 90 days. [X] Yes   [  ] No


                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                      AS OF DECEMBER 31, 1998 AND 1997 AND
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                        Page(s)

Report of Independent Accountants                                          1

Financial Statements:

     Statements of Net Assets Available for Benefits with Fund
      Information as of December 31, 1998 and 1997                       2 - 3

     Statement of Changes in Net Assets Available for Benefits with
      Fund Information for the year ended December 31, 1998              4 - 5

     Notes to Financial Statements                                       6 - 10

Supplemental Schedules:

     Item 27(a) - Schedule of Assets Held for Investment Purposes
      as of December 31, 1998                                             11

     Item 27(d) - Schedule of Reportable (5%) Transactions for
      the year ended December 31, 1998                                    12

Consent of Independent Accountants                                        13

Signatures                                                                14

                        Report of Independent Accountants


To the Plan Administrator
Tosco Corporation Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tosco Corporation Capital Accumulation Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable (5%) transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              PricewaterhouseCoopers LLP

Phoenix, Arizona
June 28, 1999



                                              TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                   DECEMBER 31, 1998 AND 1997

                                                                Participant Directed
                                  ---------------------------------------------------------------------------------------
                                     Vanguard           Collective    Growth and     Tosco      Phillips
                                    Mutual Funds        Income         Income        Stock      Petroleum        Loan
                                      (Page 3)           Fund          Fund          Fund       Stock Fund       Fund        Total
                                    -------------       -----------  -----------    ----------  -----------      --------  ---------
        DECEMBER 31, 1998
Investments at fair value:
   Mutual funds                     $212,566,923        $  -          $3,943,062    $    -        $   -        $  -     $216,509,985
   Common or collective trust fund                       42,638,446                                                       42,638,446
   Common stock                                                                      43,415,945    2,717,197              46,133,142
   Loans to participants                                                                                      5,065,650    5,065,650
                                    -------------       ------------  ----------    ------------  ----------- ---------- -----------
                                     212,566,923         42,638,446    3,943,062     43,415,945    2,717,197  5,065,650  310,347,223
Receivables                               21,289                984        1,282          3,970                               27,525
                                    -------------       ------------  ----------    ------------  ---------- ---------- -----------
Net assets available for benefits   $212,588,212        $42,639,430   $3,944,344    $43,419,915   $2,717,197 $5,065,650 $310,374,748
                                    =============       ============  ==========    ============  ========== ========== ============

       DECEMBER 31, 1997
Investments at fair value:
   Mutual funds                     $146,501,545        $   -         $1,492,150    $    -        $    -     $    -     $147,993,695
   Common or collective trust fund                       40,052,207                                                       40,052,207
   Common stock                                                                      44,971,026    3,316,282              48,287,308
   Loans to participants                                                                                      2,769,311    2,769,311
                                    -------------       ------------ -----------    -----------   ----------- ---------- -----------
                                     146,501,545         40,052,207    1,492,150     44,971,026    3,316,282  2,769,311  239,102,521
Receivables                               10,446                134          125          2,387                               13,092
                                    -------------       ------------  ----------    ------------  ----------- ---------- -----------
Net assets available for benefits   $146,511,991         $40,052,341  $1,492,275    $44,973,413   $3,316,282 $2,769,311 $239,115,613
                                    =============       ============  ==========    ============  ========== ========== ============

 The accompanying notes are an integral part of these financial statements.


                                                TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED
                                                        VANGUARD MUTUAL FUNDS
                                                        DECEMBER 31, 1998 AND 1997


                                                                    Participant Directed
                            ---------------------------------------------------------------------------------------
                                                       Money Market      Index 500    Long-Term       International   Total Vanguard
                            Primecap      Wellington     Reserves        Portfolio    U.S. Treasury   Growth             Mutual
                             Fund           Fund         Fund            Fund         Bond Fund       Fund               Funds
                            -----------   ----------   ------------     -----------   -------------   -------------   --------------

     DECEMBER 31, 1998
Investments at fair value:
  Mutual funds             $74,120,857   $51,190,326    $15,105,675      $56,540,086  $8,149,034       $7,460,945       $212,566,923

Receivables                      4,781         7,738          2,496            3,663       1,351            1,260             21,289
                           ------------  -----------    ------------    ------------  -----------      ----------       ------------
Net assets available
  for benefits             $74,125,638   $51,198,064    $15,108,171      $56,543,749  $8,150,385       $7,462,205       $212,588,212
                           ============  ===========    ============    ============  ===========      ===========      ============

    DECEMBER 31, 1997
Investments at fair value:
  Mutual funds             $52,442,925   $40,095,111    $10,224,908      $34,951,341  $4,247,224       $4,540,036       $146,501,545

Receivables                      2,990           848          2,266            2,519         406            1,417             10,446
                           ------------  -----------    ------------     -----------  -----------      -----------      ------------
Net assets available
  for benefits             $52,445,915   $40,095,959    $10,227,174      $34,953,860  $4,247,630       $4,541,453       $146,511,991
                           ============  ===========    =============    ===========  ===========      ===========      ============

 The accompanying notes are an integral part of these financial statements.


                                                           TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                                              STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                                                  FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                      Participant Directed
                                  --------------------------------------------------------------------------------------
                                    Vanguard         Collective     Growth and       Tosco      Phillips
                                  Mutual Funds        Income         Income          Stock      Petroleum        Loan
                                    (Page 5)           Fund           Fund           Fund        Stock Fund      Fund         Total
                                  -------------      -----------    ------------    ---------  -------------    ---------   -------
Additions to net assets
   attributed to:
  Investment income:
  Net appreciation (depreciation)
   in fair value of investments    $22,274,647       $   -           $ 68,906     $(15,846,161)   $(399,797)   $   -      $6,097,595
  Interest and dividends            10,279,793        2,475,756       140,493          320,971       91,117     336,447   13,644,577
                                  -------------      -----------     ---------    -------------   ----------   ---------- ----------
                                    32,554,440        2,475,756       209,399      (15,525,190)    (308,680)    336,447   19,742,172
                                  -------------      -----------     ---------    -------------   ----------   ---------- ----------
  Contributions:
   Employer                         14,151,059          819,784       468,744        4,921,611                            20,361,198
   Participants                     16,256,893         (337,107)      650,251        6,033,702                            22,603,739
   Rollovers                         2,818,743        1,333,998        96,935          529,792                             4,779,468
                                  -------------      ------------   ----------   --------------  ------------  --------- ----------
                                    33,226,695        1,816,675     1,215,930       11,485,105                            47,744,405
                                  -------------      ------------   ----------   --------------  ------------  ---------- ----------
  Assets transferred from/to
   related plan, net (Note 4)       12,100,295          911,020     1,179,587        1,842,336                   904,415  16,937,653
                                  -------------      ------------   ----------   --------------  ------------ ----------- ----------
Total additions                     77,881,430        5,203,451     2,604,916       (2,197,749)    (308,680)   1,240,862  84,424,230
                                  -------------      ------------   ----------   --------------  ------------ ----------- ----------
Deductions from net assets attributed to:
  Benefits paid to participants      7,921,075        2,866,016       128,428        1,842,919      255,801      135,370  13,149,609
  Loan activity, net                   700,570           30,984        37,344          421,841                (1,190,739)      -
  Other, net                            17,498            2,018        (2,799)          (1,143)          20         (108)     15,486
                                  -------------      ------------   -----------  --------------- ------------ ----------- ----------
Total deductions                     8,639,143        2,899,018       162,973        2,263,617      255,821   (1,055,477) 13,165,095
                                  -------------      ------------   -----------  --------------- ------------ ----------- ----------
Net increase (decrease) before
  interfund transfers               69,242,287        2,304,433     2,441,943       (4,461,366)    (564,501)   2,296,339  71,259,135

Interfund transfers                 (3,166,066)         282,656        10,126        2,907,868      (34,584)                  -
                                  --------------     ------------   -----------  --------------- ------------ ----------- ----------
Net increase (decrease)             66,076,221        2,587,089     2,452,069       (1,553,498)    (599,085)   2,296,339  71,259,135

Net assets available for
  benefits, December 31, 1997      146,511,991       40,052,341     1,492,275       44,973,413    3,316,282    2,769,311 239,115,613
                                  --------------     ------------   -----------  --------------- ------------ ---------- -----------
Net assets available for benefits,
  December 31, 1998               $212,588,212      $42,639,430    $3,944,344     $ 43,419,915   $2,717,197  $5,065,650 $310,374,748
                                 ===============    =============  ============  =============== ============ ========= ============


 The accompanying notes are an integral part of these financial statements.



                                                  TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION, CONTINUED
                                                         VANGUARD MUTUAL FUNDS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                   Participant Directed
                              ---------------------------------------------------------------------------------------------
                                                           Money Market    Index 500   Long-Term      International   Total Vanguard
                              Primecap      Wellington       Reserves      Portfolio   U.S. Treasury   Growth            Mutual
                               Fund          Fund            Fund            Fund       Bond Fund       Fund             Funds
                              ---------    -----------    ------------    ----------   -------------  -------------  --------------
Additions to net assets
   attributed to:
 Investment income:
   Net appreciation
    (depreciation) in fair
     value of investments     $11,313,209    $(512,852)       $  -        $10,422,137     $414,411     $637,742         $22,274,647
   Interest and dividends       2,755,836    5,551,128        647,231         814,715      361,346      149,537          10,279,793
                              -------------  ------------   ------------  ------------    -----------  -----------      ------------
                               14,069,045    5,038,276        647,231      11,236,852      775,757      787,279          32,554,440
                              -------------  ------------   ------------  ------------    -----------  -----------      ------------
 Contributions:
   Employer                     4,407,235    2,959,181      1,183,309       4,054,394      617,258      929,682          14,151,059
   Participants                 5,311,915    3,237,428      1,070,844       4,830,226      704,128    1,102,352          16,256,893
   Rollovers                      839,482      676,633        377,667         598,347      195,053      131,561           2,818,743
                              -------------  ------------  ------------  -------------   ----------- ------------       ------------
                               10,558,632    6,873,242      2,631,820       9,482,967    1,516,439    2,163,595          33,226,695
                              -------------  ------------  ------------  -------------   ----------- ------------       ------------
    Assets transferred from/to
      related plans, net
       (Note 4)                 4,348,972    2,333,293        877,309      2,538,611       977,442    1,024,668          12,100,295
                              ------------- ------------  ------------  ------------   -----------  -----------        -------------
Total additions                28,976,649   14,244,811      4,156,360     23,258,430     3,269,638    3,975,542          77,881,430
                              ------------- ------------  ------------  ------------   -----------  -----------       --------------
Deductions from net assets
  attributed to:
    Benefits paid to
     participants               2,644,571    2,126,959        872,456      1,748,957       292,943      235,189           7,921,075
    Loan activity, net            187,516      187,433         68,632        152,593        50,700       53,696             700,570
    Other, net                      2,139        3,919         13,037            305        (1,627)        (275)             17,498
                              ------------- -----------   -------------  ------------  ------------- -------------    --------------
Total deductions                2,834,226    2,318,311        954,125      1,901,855       342,016      288,610           8,639,143
                              ------------- -----------   -------------  ------------  ------------- -------------    --------------
Net increase before
  interfund transfers          26,142,423   11,926,500      3,202,235     21,356,575     2,927,622    3,686,932          69,242,287

Interfund transfers            (4,462,700)    (824,395)     1,678,762        233,314       975,133     (766,180)         (3,166,066)
                              ------------- ------------   ------------   ------------   -----------  ------------      ------------
Net increase                   21,679,723   11,102,105      4,880,997     21,589,889     3,902,755    2,920,752          66,076,221

Net assets available for
  benefits, December 31, 1997  52,445,915   40,095,959     10,227,174     34,953,860     4,247,630    4,541,453         146,511,991
                              ------------  -----------   ------------   -----------    ----------   ----------         -----------
 Net assets available for
  benefits, December 31, 1998 $74,125,638  $51,198,064    $15,108,171    $56,543,749    $8,150,385   $7,462,205        $212,588,212
                              ============ ============   ============   ===========    ==========   ===========       ============


The accompanying notes are an integral part of these financial statements.

                   TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF PLAN

The following description of the Tosco Corporation Capital Accumulation Plan (the "Plan") provides only general information. Participants should refer to the Plan Documents for a more complete description of the Plan's provisions.

GENERAL
The Plan, established in 1976, and amended and restated at various times, is a defined contribution, 401(k) profit sharing plan, covering eligible full-time employees of Tosco Corporation (the "Sponsor") and subsidiaries who have reached the age of 21 and completed one continuous year of employment with the Sponsor (Note 9). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan is being administered by the Vanguard Group ("Vanguard") who is also maintaining the individual participant account records and serving as custodian for the Plan's investments.

CONTRIBUTIONS
Participants may contribute between 2 and 15 percent of their eligible compensation (up to $160,000 in 1998) to the Plan on a pre-tax basis, after-tax basis, or a combination of both, in 1% increments. Pre-tax contributions could not exceed $10,000 in 1998. The Sponsor contributes an amount equal to the first 6% of compensation contributed by a participant during each pay period (the "Matching Contribution"). The Matching Contribution level is reduced from 100% to 75% if an employee has participated in the Plan for less than five years.

The Sponsor makes additional non-matching contributions of 5% (the "Pension Contribution") and 2% (the "Profit Sharing Contribution") of eligible compensation (up to $160,000 in 1998) to certain participants. The Pension Contribution is made to certain eligible employees who do not participate in the Tosco Pension Plan, a defined benefit pension plan. The Profit Sharing Contribution is made to certain eligible employees, as defined by the Plan Agreement. The Pension Contribution and Profit Sharing Contribution are available for withdrawal when the participant retires or ceases employment with the Sponsor. Effective January 1, 1998, the Plan was amended so that the Profit Sharing Contribution will not be offered to employees who were not receiving the contribution as of December 31, 1997. Participants receiving the Profit Sharing Contribution as of December 31, 1997 will continue to receive the contribution.

Participant investment choice dictates the allocation of the Sponsor's contributions. Earnings on investments held by the Plan in the name of a participant are automatically invested in the respective fund from which the earnings were derived.

PARTICIPANT ACCOUNTS
Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Sponsor's matching contribution. Net earnings from investments in investment funds, which include appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio of that participant's account balance by investment fund to the total of the investment fund portion of all participants' account balances. The benefit to which a participant is entitled to is solely that which can be provided from the participant's account.

VESTING
Employees are immediately vested in their individual and in the Sponsor's contributions, including earnings thereon.

LOANS TO PARTICIPANTS

The Plan, with certain limitations, may make loans to participants with an interest rate approximately equal to the prime interest rate plus 1% on the origination date. A loan from the Plan will be made for up to the lesser of 100% of the participant's pre-tax contributions or 50% of the participant's total account balance, with a maximum of $50,000 and a minimum of $1,000. The maturity on these loans is not to exceed five years. The participants are required to pay all loan origination and administrative fees. All interest payments made under the terms of the loan will be credited to the participant's account and not considered general earnings of the Plan. Participants' loans are repaid through payroll deductions and are collateralized by the participants' vested account balances. Loans outstanding are included in the loan fund in the accompanying financial statements.

PAYMENT OF BENEFITS
Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination, or in the event of death or disability. Benefits may be provided through the purchase of a 50% joint and survivor annuity (in the case of a married participant) or a life annuity (in the case of a single participant). Participants may also elect to receive benefits in a lump sum, another form of annuity or any other form approved by the Administrative Committee of the Plan. Married participants may not elect such other forms without the consent of their spouse. Any whole shares of stock in a participant's stock fund account may be distributed in the form of shares of stock. All other amounts, including fractional shares of stock, will be distributed to the participant in cash.

ADMINISTRATION FEES
All Plan investment management fees are paid from the investment earnings of the individual investment funds and all other administration fees are paid by the Sponsor and are not reflected in the Plan's financial statements.

2.   SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The Plan's financial statements are presented on the accrual basis of accounting.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the reported changes in net assets available for benefits and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENTS
The Plan's investments are stated at fair value. Common stock and mutual fund securities are valued at their quoted market price. Common and collective trust fund holdings are valued at contract value plus accrued income that approximates fair value. Participant loans are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade date basis.

The Plan's statement of changes in net assets includes the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.   INVESTMENTS

Participants may designate, in one percent increments, the portion of his or her contribution to be placed in various funds. Loan repayments are allocated to these funds based on the participant's current contribution designation. The characteristics of the different funds as follows:

PRIMECAP FUND
The Primecap Fund invests principally in a portfolio of common stocks of quality companies with perceived undervalued assets, the potential for rapid earnings growth, or both. Dividend income is incidental. Under normal circumstances, at least 80% of the assets of the Primecap Fund will be in such common stocks, or in securities convertible into common stocks.

WELLINGTON FUND
The Wellington Fund invests in a portfolio of high-quality stocks and bonds normally in a ratio of 65% common stocks to 35% fixed income securities. Common stocks are selected principally on the basis of current dividend yield and reasonable prospects for earnings and dividend growth. The Wellington Fund's securities (corporate and government bonds and money market instruments) emphasize high quality consistent with attractive income yields.

MONEY MARKET RESERVES FUND
The Money Market Reserves Fund invests mainly in securities issued by the U.S. Treasury and agencies of the U.S. Government which mature in one year or less. The Federal Portfolio is designed to maintain a constant $1.00 per share value.

INDEX 500 PORTFOLIO FUND
The Index 500 Portfolio Fund invests in a portfolio of common stocks and attempts to provide investment results that correspond to the price and yield performance of publicly-traded stocks in the aggregate (as represented by the Standard & Poor's Composite Stock Price Index).

LONG-TERM U.S. TREASURY BOND FUND
The Long-Term U.S. Treasury Bond Fund invests primarily in long-term U.S. Treasury Bonds with an objective to provide a high level of current income. Although the fund has negligible credit risk, the market value of the fund will fluctuate due to changes in interest rates prevailing in the economy.

INTERNATIONAL GROWTH FUND
The International Growth Fund invests in common stocks of companies based outside of the United States that are considered to have above-average growth and capital appreciation potential.

COLLECTIVE INCOME FUND
The Collective Income Fund represents a proportional share of the American Express Trust Income Fund III (the "Fund") which invests in a diversified portfolio of fixed income securities, investment contracts, and money market instruments. The combination of the interest earned on investments, less American Express' costs of administering the fund, determines the fund's rate of return.

GROWTH AND INCOME FUND
The Growth and Income Fund invests primarily in equity securities, including common stock and securities convertible to common stock, of financially strong companies that offer high growth rates at attractive valuations. The portfolio may also include dividend-paying equity securities, fixed income securities, and money market instruments.

TOSCO STOCK FUND
The Tosco Stock Fund invests primarily in Tosco Corporation Common Stock. A small cash position in Vanguard money market reserves is maintained to provide liquidity necessary for periodic transactions (distributions and fund exchanges).

PHILLIPS PETROLEUM STOCK FUND
The Phillips Petroleum Stock Fund is a closed fund with investments in the common stock of Phillips Petroleum Company. Dividends earned are automatically reinvested in stock.

LOAN FUND
The Loan Fund represents amounts borrowed by participants against their individual accounts. All loans are collateralized by the participants' account balance.

As of December 31, 1998 and 1997 the Plan investments were as follows:


                                                                            NUMBER OF          FAIR VALUE
     DECEMBER 31, 1998                                                    PARTICIPANTS           PER UNIT       FAIR VALUE
     Vanguard mutual funds:
         Primecap Fund (a)                                                       3,560          $  47.66       $ 74,120,857
         Wellington Fund (a)                                                     2,873             29.35         51,190,326
         Money Market Reserves Fund                                              1,300              1.00         15,105,675
         Index 500 Portfolio Fund (a)                                            3,438            113.95         56,540,086
         Long-term U.S. Treasury Bond Fund                                         915             11.36          8,149,034
         International Growth Fund                                               1,336             18.77          7,460,945
     Collective Income Fund (a)                                                    899             13.66         42,638,446
     Growth and Income Fund                                                        765             17.88          3,943,062
     Tosco Stock Fund (a)                                                        3,935             30.83         43,415,945
     Phillips Petroleum Stock Fund                                                  25             49.65          2,717,197
     Loan Fund                                                                     956                            5,065,650
                                                                                                            ---------------
                                                                                                            $   310,347,223
                                                                                                            ===============

                                                                               NUMBER OF          FAIR VALUE
     DECEMBER 31, 1997                                                       PARTICIPANTS          PER UNIT      FAIR VALUE
     Vanguard mutual funds:
         Primecap Fund (b)                                                       2,785    $        39.57    $    52,442,925
         Wellington Fund (b)                                                     2,333             29.45         40,095,111
         Money Market Reserves Fund                                              1,041              1.00         10,224,908
         Index 500 Portfolio Fund (b)                                            2,685             90.07         34,951,341
         Long-term U.S. Treasury Bond Fund                                         590             10.64          4,247,224
         International Growth Fund                                               1,039             16.39          4,540,036
     Collective Income Fund (b)                                                    784             12.87         40,052,207
     Growth and Income Fund                                                        425             16.48          1,492,150
     Tosco Stock Fund (b)                                                        3,216             45.00         44,971,026
     Phillips Petroleum Stock Fund                                                  26             56.62          3,316,282
     Loan Fund                                                                     467                            2,769,311
                                                                                                            ---------------
                                                                                                            $   239,102,521
                                                                                                            ===============


  (a)  This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1998.

  (b)  This investment represents more than 5% of the Plan's net assets available for benefits as of December 31, 1997.


4.   ASSETS TRANSFERRED FROM/TO RELATED PLAN

Effective January 1, 1998, all non-store employee participants in the Tosco Corporation Store Savings Plan (the "TSSP") were made eligible for the Plan. Participants in the TSSP electing to transfer to the Plan were given a one-time option to transfer not less than 100% of their TSSP balances to the Plan. Additionally, certain store employees formerly participating in the Plan were transferred to the TSSP.

5.   FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Sponsor by a letter dated September 21, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, management believes that the Plan, as amended, is in compliance with the Code, therefore no provision for income taxes has been included in the Plan's financial statements.

6.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the Plan's assets would be distributed to the participants, as soon as possible and legally permitted, on the basis of their account balances existing on the date of termination as adjusted for investment gains and losses.

7.   PARTY IN INTEREST TRANSACTIONS

Certain investments of the Plan are in shares of mutual funds managed by Vanguard. As Vanguard is the trustee under a trust agreement with the Sponsor, these transactions qualify as Party-In-Interest transactions. In addition, certain Plan investments are in the Sponsor's Common Stock. These transactions also qualify as party-in-interest transactions.

During the year ended December 31, 1998, the Sponsor paid administrative expenses totaling $221,655 on behalf of the Plan.

8.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 1998 and 1997 as reflected in these financial statements to the amounts reflected in the Plan's Form 5500:

                                                                                     1998                1997
                                                                                ----------------    ---------------
     Net assets available for benefits as reported in the financial statements   $ 310,374,748       $  239,115,613
     Amounts allocated to withdrawing participants                                  (2,825,297)            (448,575)
                                                                                ----------------    ---------------
     Net assets available for benefits as reported in the Form 5500              $ 307,549,451       $  238,667,038
                                                                                ----------------    ---------------

The following is a reconciliation of benefits paid to participants for the year ended December 31, 1998 as reflected in these financial statements to the amount reflected in the Plan's Form 5500:

     Benefits paid to participants as reported in the financial statements       $  13,149,609
     Amount allocated to withdrawing participants at December 31, 1998               2,825,297
     Amount allocated to withdrawing participants at December 31, 1997                (448,575)
                                                                                -----------------
     Benefits paid to participants as reported in the Form 5500                  $  15,526,331
                                                                                -----------------


9     SUBSEQUENT EVENT

Effective January 1, 1999, the Plan was amended and restated so that eligible employees could enroll in and contribute to the Plan in the month following their date of hire rather than after one year of continuous service. The Sponsor will continue to make Matching Contributions, Pension Contributions, and Profit Sharing Contributions only after the participant has completed one year of continuous service with the Sponsor.


                                           TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                                    ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                            DECEMBER 31, 1998

                                                                                                                       Current
 Identity of Issue, Borrower, Lessor or Similar Party              Description of Investment         Cost                Value

 (a)     Vanguard / Primecap Fund                                    1,555,201 shares              $49,948,359      $74,120,857

 (a)     Vanguard / Wellington Fund                                  1,744,134 shares              44,366,040        51,190,326

 (a)     Vanguard Money Market Reserves - Federal Portfolio         15,105,675 shares              15,105,675        15,105,675

 (a)     Vanguard Index Trust - 500 Portfolio                          496,183 shares              37,537,721        56,540,086

 (a)     Vanguard Fixed Income Fund - LT U.S. Treasury Portfolio       717,345 shares               7,531,697         8,149,034

 (a)     Vanguard International Growth Portfolio                       397,493 shares               6,893,401         7,460,945

         American Express Trust Income Fund III                      3,118,705 units               37,084,190        42,638,446

         Warburg Pincus Growth & Income Fund                           220,529 shares               3,858,326         3,943,062

 (a)     Tosco Stock Fund (b)                                        1,408,237 units               39,321,941        43,415,945

         Phillips Petroleum Stock Fund (c)                              54,727 units                  998,000         2,717,197

         Loans to Participants                                       Interest rates from 7% to 10% and
                                                                     maturities through 2003                          5,065,650
                                                                                                                  ----------------
                                                                                                                   $310,347,223
                                                                                                                  ===============

 (a)     Investment qualifies as a party-in-interest for the Plan.
 (b)     Consists primarily of Tosco Corporation common stock.
 (c)     Consists primarily of Phillips Petroleum Company common stock.

                              TOSCO CORPORATION CAPITAL ACCUMULATION PLAN
                      ITEM 27(d) - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
                                 FOR THE YEAR ENDED DECEMBER 31, 1998


 PUCHASES
                                                                                          Number of             Purchase
 Identity of Party Involved        Description of Asset                                  Transactions            Price
---------------------------      --------------------------                             ----------------        --------------
 The Vanguard Group              Vanguard / Primecap Fund                                        197                  $25,042,203

 The Vanguard Group              Vanguard / Wellington Fund                                      152                   17,365,869

 The Vanguard Group              Vanguard Money Market Reserves - Federal Portfolio              214                   15,424,465

 The Vanguard Group              Vanguard Index Trust - 500 Portfolio                            210                  24,425,292

 American Express                American Express Income Fund III                                189                  14,592,936

 Tosco Corporation               Tosco Corporation Common Stock                                  228                  27,106,369


 SALES
                                                                                Number of      Selling      Cost of       Net Gain
Identity of Party Involved      Description of Asset                            Transactions    Price       Asset         or (Loss)
---------------------------    ------------------------------                   ------------  ----------  ----------     ----------
 The Vanguard Group              Vanguard / Primecap Fund                            228      $14,677,520    $11,982,322  $2,695,198

 The Vanguard Group              Vanguard / Wellington Fund                          212        5,756,844      4,723,340   1,033,504

 The Vanguard Group              Vanguard Money Market Reserves - Federal Portfolio  201       10,531,803     10,531,803

 The Vanguard Group              Vanguard Index Trust - 500 Portfolio                216       13,258,818     11,356,574   1,902,244

 American Express                American Express Income Fund III                    203       12,004,680     12,004,680

 Tosco Corporation               Tosco Corporation Common Stock                      219       12,816,992     11,944,333     872,659


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54153) of Tosco Corporation of our report dated JUNE 30, 1999 relating to the financial statements and financial statement schedules of the Tosco Corporation Capital Accumulation Plan as of December 31, 1998 and 1997, and for the year ended December 31, 1998, which appears in this Form 11-K.



                                            PricewaterhouseCoopers LLP

PHOENIX, ARIZONA
JUNE 28, 1999

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                               TOSCO CORPORATION
                                                 (Registrant)
                                               TOSCO CORPORATION
                                            CAPITAL ACCUMULATION PLAN



Date:  June 30, 1999                        By: /S/ WANDA WILLIAMS
                                               --------------------------------
                                                 (Wanda Williams)
                                               Vice President - Human Resources


                                            By: /S/ RANDALL S. SCHULTZ
                                               --------------------------------
                                                (Randall S. Schultz)
                                                 Plan Administrator